EXHIBIT 8.1
                                                                -----------


                                       ____________, 1999

Mr. Kenneth Gibbons, President
Union Bankshares, Inc.
20 Main Street
P.O. Box 667
Morrisville, VT 05661

Dear Mr. Gibbons:


      The following opinion summarizes the material Federal income tax consequences of the proposed Merger (the "Merger") of Citizens Savings Bank & Trust Company ("Citizens") and Union Interim Bank ("Interim"), a newly-organized merger subsidiary of Union Bankshares, Inc. ("Union"), with Citizens as the surviving corporation in the Merger. As provided in an Affiliation Agreement between Union and Citizens dated as of February 16, 1999 and a related Agreement and Plan of Merger, in connection with the Merger, each outstanding share of Citizens common stock, $1.00 par value per share ("Citizens Common Stock") will be converted into 6.5217 shares of Union common stock, $2.00 par value per share ("Union Common Stock"), together with cash for any fractional share. Shareholders of Citizens who dissent from the Merger and exercise statutory rights of appraisal will receive the value of their Citizens Common Stock in cash.


      In our opinion, as accountants to Union, the Merger will, under current law, constitute a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and Union, Citizens and Interim will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

      As a tax-free reorganization, the Merger will have the following Federal income tax consequences:

      1. No gain or loss will be recognized by holders of Citizens Common Stock as a result of the conversion of such shares into shares of Union Common Stock pursuant to the Merger, except that gain or loss will be recognized on the receipt of cash, if any, received in lieu of fractional shares. Any cash received by a shareholder of Citizens in lieu of a fractional share will be treated as received in exchange for such fractional share and not as a dividend, and any gain or loss recognized as a result of

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      the receipt of such cash will be capital gain or loss equal to the difference between the cash received and the portion of the shareholder's basis in Citizens Common Stock allocable to such fractional share interest. Citizens' shareholders who exercise dissenters' rights of appraisal and who receive cash in cancellation of their Citizens Common Stock generally will recognize taxable gain or loss, measured by the difference between the amount of cash received and the shareholder's cost or other basis in the Citizens Common Stock canceled in the Merger.

      2. The aggregate adjusted tax basis of the shares of Union Common Stock received by each shareholder of Citizens, all of whose Citizens Common Stock is converted solely into Union Common Stock in the Merger, will equal the aggregate adjusted tax basis of such shareholder's shares of Citizens Common Stock (reduced by any amount allocable to fractional share interests for which cash is received) exchanged in the Merger.

      3. The holding period for the shares of Union Common Stock received by each shareholder of Citizens will include the holding period for the shares of Citizens Common Stock of such shareholder converted in the Merger, provided that the converted Citizens Common Stock was held by such shareholder as a capital asset at the effective time of the Merger.

      4. Neither Union, Citizens nor Interim will recognize gain or loss as a result of the Merger.

      In rendering our opinion, we have relied upon written representations and covenants of Union and Citizens. No ruling has been sought from the Internal Revenue Service as to the Federal income tax consequences of the Merger, and our opinion set forth below is not binding on the Internal Revenue Service or any court.

      Our opinion is based on laws, regulations, rulings and judicial decisions as they now exist. These authorities are all subject to change and such change may be made with retroactive effect. A.M. Peisch & Company cannot give any assurance that, after any such change, its opinion would not be different, and does not undertake any responsibility to update or supplement its opinion.

      This opinion does not address all aspects of Federal income taxation that may be relevant to particular shareholders and may not be applicable to shareholders who are not citizens or residents of the United States, or who will acquire Union Common Stock pursuant to the exercise or termination of employee stock options or otherwise as compensation, nor does the discussion address the effect of any applicable foreign, state, local or other tax laws.

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      Moreover, some shareholders such as foreign persons, financial institutions, tax-exempt organizations, insurance companies, persons who acquired shares of Citizens as part of a hedge, straddle or conversion transaction, may be subject to special rules. This discussion further assumes that Citizens shareholders hold their Citizens Common Stock as capital assets within the meaning of Section 1221 of the Code. Therefore, we urge each Citizens shareholder to consult a tax advisor regarding the federal, state, local, foreign and other tax consequences of the merger in light of their own particular circumstances.

      We hereby consent to the filing with the Securities and Exchange Commission of this opinion as an exhibit to Union's Registration Statement on Form S-4 and to references to our firm under the heading "THE MERGER --- Material Federal Income Tax Consequences" in the Joint Proxy Statement/ Prospectus contained therein. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

                                       Sincerely,


                                       Edward J. Murphy, CPA

cc: Denise Deschenes, Esq.

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